Ameer Ahmad, Esq.
Tel 312.456.8400
Fax 312.456.8435
ahmada@gtlaw.com

March 12, 2013

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, DC  20549

Re:	SCG Financial Acquisition Corp.
Schedule TO as amended
Filed February 11, 2013 and amended March 1 and March 6, 2013
File No. 005-86187

Dear Mr. Duchovny:

SCG Financial Acquisition Corp. (the “Company” or “SCG”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 3”) to its Schedule TO (File No. 005-86187), an amended and restated Offer to Purchase, dated March 12, 2013 (as so amended, the “Offer to Purchase”), and related tender offer documents. On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Commission contained in its letter dated March 5, 2013. For ease of reference, the text of each of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Capitalized terms that are not defined herein have the meanings assigned to them in the Offer to Purchase. Except as otherwise provided, page references included in the body of the Company’s responses are to the Offer to Purchase.

Offer to Purchase

General

1.           We note that you have announced the transaction with Symon Communications.  Please update your disclosure in the offer document to include information related to that transaction and its impact on your operations to allow security holders to make an informed decision with respect to your tender offer.  We may have further comments after reviewing your revised disclosure.

RESPONSE:

The Company has added disclosure throughout the offer document regarding the proposed transaction with Symon, including new sections titled “The Symon Merger,” “The Symon Merger Agreement “Business of Symon,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Symon” and “Management of Symon.”

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456-8435
NY 242877484v3 143008.010200

Daniel F. Duchovny, Special Counsel
March 12, 2013

2.           Please update the financial statements and related disclosures for SCG Financial Acquisition Corp. (“SCG”) and Reach Media Group Holdings, Inc. (“RMG”) pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:

The financial statements for SCG and RMG have been updated to include audited financial statements for the year ended December 31, 2012, and the related disclosures have been updated accordingly.

3.           With respect to RMG, please provide the disclosure called for by Items 4 and 7 of Form 10.

RESPONSE:

The Company has added information regarding beneficial ownership of RMG’s securities on page 113 and RMG’s related-party transactions on page 148.

4.           Please provide us your analysis as to the applicability of Rule 13e-3 to the tender offer.

RESPONSE:

Rule 13e-3 provides that a “Rule 13e-3 transaction” is a transaction or series of transactions with respect to an equity security involving the purchase of, tender for or solicitation of proxies with respect to such security which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

•
Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 under the Exchange Act, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 of the Exchange Act; or suspension under Rule 12h-3 or section 15(d) of the Exchange Act; or

•
Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

The Company did not and does not intend for the Transaction or the Offer to result in the termination of Exchange Act registration of the Company’s common stock, nor was there a reasonable likelihood of such termination. The Company supplementally advises the Staff that as of launch of the Offer, the Company’s records show that there were less than 300 holders of its common stock (as calculated pursuant to Rule 12g5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Question and Answer 152.01 in the Division of Corporation Finance’s Compliance and Disclosure Interpretations (the “C&DIs”). The Company’s common stock is registered under Section 12(g) of the Exchange Act. The Staff concluded in Question and Answer 104.01 of the C&DIs, relating to Rule 13e-3 of the Exchange Act, that if an issuer is eligible to terminate the registration of a class of equity securities under Section 12(g) of the Exchange Act because the relevant class of securities is held of record by less than the threshold amounts specified in Rule 12g-4, then the issuer is not required to file a Schedule 13E-3 when it engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders. The Staff noted that this is because the issuer was already eligible to terminate the registration under Section 12(g), and therefore the transaction would not be deemed to have “caused” the class of securities to become eligible for termination of registration. The reduction in the number of security holders pursuant to such transaction would therefore not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A).

The Company confirms that it was eligible to terminate the registration of the common stock pursuant to Rule 12g-4 prior to the time of the Offer as the common stock was held of record by less than 300 persons. Therefore, the offer will not “cause” the common stock to be eligible for termination of registration and will not produce the going private effect of Rule 13e-3. The Company further confirms that the Offer was not undertaken with the purpose of producing the going private effect specified in Rule 13e-3. The purpose of the Offer is to comply with the requirements of the Company’s Second Amended Certificate of Incorporation regarding redemption rights in connection with an initial business combination, and the corresponding disclosure in its IPO prospectus. The Company also advises the Staff that it has no intention and will not seek, irrespective of the fact that the subject transactions will not cause the “13e-3 effects” specified in the Rule, to terminate the Exchange Act registration of the common stock by filing a Form 15 or otherwise if the Transaction is consummated.

The Company’s common stock is currently listed under the symbol “SCGQ” on the NASDAQ Capital Market. The Company did not and does not intend for the Transaction or the Offer to result in the delisting of the common stock from the NASDAQ Capital Market; rather, the Company desires to remain listed on the NASDAQ Capital Market, and intends to seek to ensure, to the extent within its control, that the common stock will continue to meet the criteria for listing on the NASDAQ Capital Market. Under NASDAQ Rule 5505(a), in order for the common stock to remain listed on the NASDAQ Capital Market upon the consummation of the Transaction, the following listing criteria must be fulfilled:

•	there must be a minimum bid price of $4 per share;

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

•	there must be at least 1,000,000 Publicly Held Shares (as defined in the NASDAQ Rules);
•	there must be at least 300 Round Lot Holders (as defined in the NASDAQ Rules); and
•	there must be at least three registered and active market makers.

The Company is complying with NASDAQ’s standard procedures in connection with the consummation of a special purpose acquisition company’s initial business combination. As with any special purpose acquisition company with securities listed on an exchange, the Company has always been subject to some risk that it will not continue to satisfy the applicable listing criteria, in general or upon consummation of an initial business combination (at which time the exchange requires compliance with its initial listing requirements, summarized above, as opposed to its continued listing requirements). For this reason, the Company has included a risk factor regarding the risk of potential de-listing in each of its quarterly and annual reports filed since the common stock was first listed on the NASDAQ Capital Market in May 2012.

The Company does not believe that the proposed Transaction or the Offer create a reasonable likelihood of resulting in the de-listing of the Company’s common stock, beyond the risk that existed prior to contemplation of the Transaction or the Offer in connection therewith. Furthermore, the Company believes that the limited number of shares tendered to date (172,750  shares by 13 holders as of March 7, 2013) suggests that it is unlikely that the Company will not satisfy the listing criteria following the consummation of the Transaction and the Tender.

Because the Company did not and does not intend for the Transaction or the Offer to result in the delisting or eligibility for deregistration of the Preferred Shares and because neither the Transaction nor the Offer would likely result in such delisting or eligibility for deregistration, neither the Transaction nor the Offer are Rule 13e-3 transactions. Furthermore, management and the Board of Directors of the Company have not considered causing deregistration or delisting of the common stock, so the Transaction and the Offer cannot be viewed as part of a series of transactions that would have the result of a delisting or deregistration of the common stock.

Cover Page

5.           We note that your offer is made for all Public Shares.  With a view toward revised disclosure, please tell us whether there are any other shares of common stock outstanding.  If so, provide us your analysis of your compliance with Rule 13e-4(f)(8)(i).

RESPONSE:

The Company supplementally advises the Staff that, in addition to the Public Shares, the Company’s Sponsor holds 1,523,810 shares of SCG common stock. The Company has revised the offer documents to provide that all of the outstanding shares of common stock are subject to the offer (although, as disclosed in the offer documents, the Sponsor has agreed not to tender its shares of common stock).

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

6.           We note that (i) you announced the letter of intent with RMG on November 21, 2012, and (ii) you entered into the Equity Commitment Letter with DOOH on December 14, 2012, which was subsequently assigned to DRW, and that as a result, DOOH acquired 2.35 million shares of your common stock and you issued, to DRW, 120,000 shares of your common stock.  We note that your offer is subject to Rule 14e-5 and that the announcement of the current tender offer was made as early as the date you announced the letter of intent.  As a result, your agreement with the DOOH is subject to and appears to be in contravention of Rule 14e-5 as an arrangement to purchase securities outside the tender offer.  Thus, please provide us your analysis of your compliance with the prohibitions of Rule 14e-5.

RESPONSE:

Rule 14e-5 of the Exchange Act prohibits any “covered person,” including the Company, from directly or indirectly purchasing or arranging to purchase any subject securities or any related securities except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires.

As noted in Exchange Act Release No. 42055 and the text of Rule 14e-5(a), the prohibition against purchases of subject securities applies from the “time of public announcement of the tender offer until the tender offer expires.” Rule 14e-5(c)(5) defines a “public announcement” to mean “any oral or written communication by the offeror or any person authorized to act on the offeror’s behalf that is reasonably designed to, or has the effect of, informing the public or security holders in general about the tender offer.” The Equity Commitment Letter was entered into on December 14, 2012, over a month prior to the time of the Company issuing a press release publicly announcing its intention to commence the tender offer on January 17, 2003.
GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

On November 21, 2012, the Company filed a preliminary proxy statement with respect to the Company’s proposal to amend its certificate of incorporation to extend the date on which the Company must either consummate a business combination or commence proceedings to dissolve and liquidate. Such an extension was contemplated by the prospectus for the Company’s initial public offering.  In that preliminary proxy statement, the Company did disclose that it had entered into a non-binding letter of intent with RMG and that, if the Company were to enter into a binding acquisition agreement with RMG, it intended to conduct redemptions of shares of the Company’s common stock for cash pursuant to the tender offer rules. As in the case of any non-binding letter of intent, at the time such letter was executed by the Company and RMG, and on the date that the Company filed its preliminary proxy statement (November 21, 2012),  there was no definitive agreement, plan, arrangement, commitment or understanding, conditional or otherwise, regarding any merger or business combination transaction with RMG. Accordingly, on such relevant dates, there was no assurance of any definitive transaction with RMG and, therefore, an intention to commence a tender offer was not certain on such dates. he Company also disclosed that if a stockholder vote were required in connection with a business combination, or if the Company were to decide to hold a stockholder vote for business or other legal reasons, it would offer to redeem shares in conjunction with a proxy solicitation, and not pursuant to the tender offer rules. Such disclosure was consistent with the disclosure contained in the prospectus for the Company’s initial public offering (as well as the terms of the Company’s Second Amended and Restated Certificate of Incorporation). Accordingly, we respectfully submit that the disclosure in the preliminary proxy statement (which was the same as in its prospectus for its initial public offering) simply provided required factual information regarding the methods by which the public stockholders’ redemption rights could be undertaken if and in the event a definitive agreement providing for a merger or business combination were to be entered into by the Company, and did not constitute a public announcement of  a tender offer. Indeed, we do not believe that the Company could have publicly announced a tender offer on such date, as (i) it did not then have a binding agreement to effect an initial business combination (in fact, the parties had not even begun drafting a proposed acquisition agreement), and (ii) it did not then have stockholder approval to extend the Company’s deadline to consummate a business combination which, if not received, would have required the Company to dissolve and liquidate.

Accordingly, as the Equity Commitment Letter was executed and delivered prior to the time of issuance by the Company of the press release that informed the public and security holders in general about the tender offer, the Company respectfully submits that it did not act in violation of and has been in compliance with Rule 14e-5 of the Exchange Act.

Furthermore, Rule 14e-5 was promulgated by the Commission as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities. None of the foregoing policy concerns are raised by the Company entering into the Equity Commitment Letter. This is particularly true in light of the Company’s status as a special purpose acquisition company, as its stockholders have the right to have their shares redeemed for the initial purchase price, and there is thus no potential for manipulation of the Company’s stock price.

Summary Term Sheet, page 1

7.           Refer to the last q&a on page 5.  It appears that the shares subject to the Equity Commitment Letter and those held by your Sponsor and/or directors will not be tendered such that the condition referenced is assured to be met.  If true, please state so.

RESPONSE:

The Company supplementally advises the Staff that the referenced condition is not assured to be met, as the condition relates only to Public Shares (which excludes the shares of SCG common stock held by the Sponsor). The disclosure on page 5 has been revised to clarify this.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

Risk Factors

“Following the Offer, the amount of cash available to us…,” page 11

8.           Please describe here and elsewhere in the document, as appropriate, the expenses outstanding from your IPO.

RESPONSE:

The Company has revised the disclosure on page 12 to clarify that the only expense outstanding from the IPO is the $500,000 in deferred underwriters’ compensation.

 “The requirement that we complete a business combination by April 12, 2013…,”  page  12

9.           We note the statement in this risk factor that time constraints and your management’s lack of experience with RMG’s industry may have limited your ability and available time to conduct due diligence.  Tell us what consideration you have given to summarizing for investors the scope of due diligence that you performed as well as what additional due diligence you would have performed if time and expertise permitted.  Also, to the extent that you would have done additional due diligence if circumstances had permitted, describe any specific risks that may have resulted from your limited due diligence inquiries.

RESPONSE:

The Company has deleted the referenced risk factor in response to the Staff’s comment.

“Following the Transaction,  SCG may have a single controlling stockholder…”,  page  15

10.           Please revise this risk factor to discuss the risks to investors if SCG has a single controlling stockholder or a highly concentrated ownership structure.

RESPONSE:

The Company has added disclosure on page 16 in response to the Staff’s comment.

 “RMG  has a limited operating  history…,”  page  17

11.           You state in this risk factor that you began operations in September 2005.  Revise the risk factor to clarify why you believe you have a “very limited operating

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

RESPONSE:

The Company has revised this risk factor on page 18 to clarify why RMG believes that it has a limited operating history which investors can use to evaluate its business.

 “If the market does not accept RMG’s digital signage solution services… “, page 21

12.           The risk discussed in the third paragraph of this risk factor regarding the possibility that RMG may be unable to recruit sufficient numbers of direct sales personnel appears to be a separate risk that should be addressed in a separate risk factor.  Please revise or advise.

RESPONSE:

A separate risk factor has been added on page 23 in response to the Staff’s comment.

 “The growth of RMG’s business is dependent in part…,”  page  22

13.           Please revise the disclosure in this risk factor and in the business section to discuss in greater detail RMG’s operations in China and the risks of doing business or conducting operations in that country.  For example, discuss risks or uncertainties for acquiring any necessary permits or licenses.  Also, identify and discuss the specific regulations that affected foreign-based businesses operating in China.

RESPONSE:

The Company has revised this risk factor on page 23 to clarify that there are no existing rules or regulations in China that would affect RMG’s operations, but that rules and regulations related to the advertising industry more generally are subject to change and differing interpretations, which may have an adverse impact on RMG’s business in the future.  In light of the fact that there are no specific regulations to address, the Company has not included additional disclosure in the Business section to discuss laws and regulations in China.

Selected Historical Financial Information, page 28

14.           Please provide the ratio of earnings to fixed charges as required by Item 1010(a)(3) of Regulation M-A.

RESPONSE:

The ratio of earnings to fixed charges has been included in the updated selected historical financial information for SCG.

The Transaction

Background of the Transaction, page 33

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

15.           Please revise this section to address why your board shifted from its original focus to acquire a financial services business, as disclosed in your IPO prospectus, and instead developed an interest in RMG.  Also, provide insight into the reasons for and negotiations behind the parties’ decisions regarding the ultimate amount and form of the merger consideration.  Finally, tell us whether any financial analyses were prepared in connection with your due diligence review and, if so, provide a reasonably thorough description of such analyses.

RESPONSE:

The Company has revised the disclosure beginning on page 39 in response to the Staff’s comment.

16.           Please revise the fourth paragraph from the end of page 35 to describe the events that took place during the referenced weeks instead of aggregating the disclosure in one sentence.

RESPONSE:

The Company has revised the disclosure on page 40 in response to the Staff’s comment.

17.           With a view toward revised disclosure, please tell us why you did not announce the Transaction until 6 days after you executed the Merger Agreement.

RESPONSE:

The Company supplementally advises the Staff that SCG and RMG and their advisors were preparing the press release and other communications materials relating to the proposed transaction between the time that the Merger Agreement was signed and announced.

 The  Board’s Reasons for the Approval of the Transaction, page 36

18.           The disclosure in this section indicates that the board considered, in part, “projected operating results” in determining that the transaction is in the best interests of stockholders. Please disclose all financial projections exchanged by you and RMG, or advise us why they are not material.  Also, disclose the bases for and the nature of material assumptions underlying the projections.  In addition, provide us supplementally with copies of any other non-public that was exchanged between the companies during the transaction negotiations, including all analysts’ reports.

RESPONSE:

The Company has added disclosure on page 41 in response to the Staff’s comment.

The supplemental material requested is being submitted concurrently with this response under separate cover in accordance with 17 C.F.R. § 200.83 (“Rule 83”) and Rule 12b-4 of the Securities Exchange Act of 1934, as amended (“Rule 12b-4”).  We request that the supplemental materials be kept confidential under Rule 12b-4, and, as applicable, under Rule 83, and that the supplemental materials be returned in full in accordance with Rule 12b-4.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

The Offer

Certain Effects of the Offer, page 50

19.           We note your disclosure that “SCG currently has no active plans, proposals or negotiations underway that relate to or would result in any extraordinary transaction, such as a merger, reorganization or liquidation involving SCG.” We also note that you entered into the agreement with Symon Communications shortly after commencing the tender offer.  Please reconcile the facts described above.

RESPONSE:

The Company has revised the disclosure on page 64 to refer to the Symon transaction as an exception to the language referenced in the comment.

Withdrawal Rights, page 53

20.           Please disclose the withdrawal rights available under Rule 13e-4(f)(2)(ii).

RESPONSE:

The Company has added a description of the withdrawal rights available under Rule 13e-4(f)(2)(ii) on page 67.

Purchase of Shares and Payment of Purchase Price, page 54

21.           Refer to the third paragraph in this section.  Please confirm supplementally your understanding that you must pay for shares promptly after the expiration of the offer, in spite of the disclosure referenced, which appears to suggest you have the ability to pay for shares after other events described therein.

RESPONSE:

The Company supplementally confirms to the Staff its understanding that it must pay for all tendered shares promptly after the expiration of the Offer.

Conditions of the Offer, page 55

22.           Please revise the second bullet point to specify the “other offer conditions.”  We may have further comment upon your disclosure of all of the offer conditions.

RESPONSE:

The Company has revised the disclosure on page 69 to remove the references to “other offer conditions.”

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

23.           We note the language in the last paragraph in this section that your failure “at any time to exercise any of the foregoing rights … will not constitute a waiver of any right.”  If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, it has waived the offer condition.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding supplementally.

RESPONSE:

The Company has revised the disclosure on page 69 and elsewhere to clarify that the Merger Condition is the only offer condition, and is not waivable.

24.           With respect to the same disclosure referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition.  When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

RESPONSE:

Please see the response to comment number 23.

Business of RMG, page 82

25.           Where you disclose market data from a third party that you attribute to such third party, please provide us with a copy of the applicable third party report that has been highlighted with a corresponding key to indicate where such market data may be found. Also, tell us if you commissioned any of the third party reports that you cite.

RESPONSE:

In connection with this letter, the Company is supplementally providing the Staff with copies of the third party reports cited in the Offer to Purchase.  Each source has been marked to highlight the applicable portion or section containing the statistic or the data supporting the statistic as appropriate and have cross-referenced it to the appropriate location in the Offer to Purchase.  None of the third party reports were commissioned by RMG or the Company.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

Overview, page 82

26.           Revise to provide a brief overview of the development of RMG’s business, including a discussion of significant acquisitions, such its acquisition in April 2011 of Executive Media Network Worldwide.  Also, provide us with support for the claim in the first paragraph that RMG is the leading air travel digital media company in the United States.

RESPONSE:

The business overview of RMG on page 96 has been revised to include a discussion of significant acquisitions.

The disclosure on page 96 has also been revised to state that RMG believes it is a leading air travel digital media company in the United States as opposed to the leading air travel digital media company.  RMG believes it has one of the largest air travel networks in the United States because of its exclusive relationships with its IFE and Wi-Fi Partners, Row 44, Live TV and GoGo, which give it dominant market share of IFE seatback and Wi-Fi media networks.  Through its IFE and Wi-Fi partners, RMG has exclusive relationships with Southwest, United, Frontier, Air Tran, US Airways and American Airlines.  In addition to its IFE and Wi-Fi partnerships, RMG has exclusive partnerships with Delta, JetBlue, US Airways, Air France and KLM to manage the digital signage in those airlines’ executive clubs and advertising on in-flight media outside of the IFE seatback and Wi-Fi networks.

Targeted National Advertising Network, page 82

27.           Please provide support for your belief that use of RMG’s airline media network yields a higher return on investment for advertisers compared to many traditional media platforms.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 96 has been revised to remove the statement that RMG believes its network yields a higher return on investment for advertisers compared to many traditional platforms.

Develop New Marketing and Distribution Platforms…, page 83

28.           Please expand your disclosure regarding ChalkboxTV to discuss the status of this product.  If development of this product is not yet complete, discuss what remains to be accomplished and provide an estimated timetable for completion.

RESPONSE:

As announced by RMG on February 27, 2013, RMG plans to make ChalkboxTV available in April 2013 through a network of dealers and resellers.  The disclosure regarding ChalkboxTV on pages 23 and 98 has been revised to discuss the current status of the product.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

Customers, page 85

29.           We note that Ford Motor Company represented approximately 16% of RMG’s total revenue for the nine months ended September 30, 2012.  Please provide us with your analysis as to whether RMG is substantially dependent upon this agreement such that it should be filed as an exhibit.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE:

The Company respectfully submits that it does not believe that the agreement between RMG and Ford Motor Company is required to be filed as an exhibit pursuant to the tender offer rules (Item 1016 of Regulation M-A does not refer to Item 601(b)(10)(ii)(B) of Regulation S-K). Furthermore, the Company does not believe that an ordinary course business contract of RMG, even if RMG is substantially dependent on such a contract, is material to stockholders of SCG in the context of making a decision as to whether to tender their shares of SCG common stock.

Intellectual Property, page 86

30.           Please expand your disclosure to clarify whether any of RMG’s three patents is material to its business and, if so, discuss the technology to which the patent relates and the expiration date of the patent.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 101 has been revised to discuss the technology to which RMG’s three patents relate and the expiration dates of the patents.

Management’s  Discussion and Analysis of Financial Condition and Results of Operations of RMG

Facilities, page 87

31.           Please describe any lease or other ownership arrangements with respect to the properties discussed in this section.  Refer to Item 102 of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the description of RMG’s facilities on page 101 has been revised to describe how RMG’s properties are held.

Overview, page 88

32.           Please consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which RMG’s executives are most focused for both the short and long term.   Refer to Section III.A of SEC Release No. 33-8350.  For example, please tell us what consideration you gave to discussing in the overview the impact on RMG’s future operations of the expansion of its international operations, development of ChalkboxTV and its plans to acquire Symon Communication.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

RESPONSE:

In response to the Staff’s comment, the summary on page 102 has been revised to provide information on international expansion, development of ChalkboxTV and the continued efforts of RMG’s executive team in expanding and seeking partners that can provide technology or hardware solutions and complement RMG strengths.

33.           Please expand your disclosures to describe how the company generates revenue from sales of services to advertisers and sales of products such as ChalkboxTV, as discussed on page 21.  Also describe how your arrangements with advertisers relate to your partnership contracts.

RESPONSE:

In response to the Staff’s comment, disclosure has been added to the “Overview,” “Revenues” and “Cost of Revenues” sections of RMG’s MD&A on pages 102 and 104.

34.           Also expand your disclosures to describe the partnership contracts you have with airlines, IFE and Wi-Fi providers, including specific terms, such as minimum revenue commitments and exclusive advertising rights, as well as your history of meeting contractual commitments and renewing the agreements as they expire. Further, include discussion of the three partnership contracts that are subject to renewal in 2013, as disclosed on page 17, and the impact to future operations if these contracts are not renewed.

RESPONSE:

RMG believes that its disclosure of aggregate minimum annual guarantee commitment (“MAG”) within the MD&A and financial statement footnotes provides the reader with an understanding of the financial commitments. Disclosure has been added under “Cost of Revenues” on page 104 to address what happens if advertising revenues do not meet expectations under a MAG agreement, and the fact that there was one airline partner whose MAG was suspended in 2012. Disclosure has also been added to address the renewal of two of the three contracts subject to renewal in 2013. RMG’s risk factors also address the potential of non-renewal of various partnership and advertising contracts.

35.           We note you disclose on page 19 that a substantial amount of RMG’s advertising commitments are made months in advance of when the advertising airs on the RMG Airline Media Network, resulting in a backlog of future advertising revenue not yet recorded.  Please tell us your consideration to disclose your backlog of future advertising revenue in order to provide investors with a quantitative insight as to management’s expectations of future revenue pursuant to Item 101(c)(1)(viii) of Regulation S-K.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

RESPONSE:

In response to the Staff’s comment, the references on page 20 to “backlog” have been deleted, and the risk factor now refers to “future advertising commitment.”  There is traditionally greater demand for advertising in the fourth quarter of any calendar year and advertisers will attempt to commit to space that they perceive as higher value but, as indicated in RMG’s risk factors, future advertising commitments do not necessarily represent future revenues. The Company supplementally advises the Staff that, while disclosure of future advertising commitments has been considered, RMG does not believe that such information would be reliable or meaningful to investors.

36.           You state that RMG monitors monthly advertising performance measurements, including forward booking of network advertising, advertising inventory utilization, pricing (CPM), operating cash flow and related financial leverage to insure there are sufficient funds to meet partner commitments and fund capital expenditures.  To the extent any of these or other measures are considered key measures in evaluating growth trends or measuring performance, please expand this disclosure to quantify such measures for each period presented, providing explanation for fluctuations and discussing significant trends.  At a minimum it would appear, in addition to backlog noted in the previous comment, that such key measures would include the number of advertisers, airline partners and renewal rates.  We refer you to Section III.B of SEC Release No. 33-8350.

RESPONSE:

While operating cash flow has been presented within RMG’s financial statements, disclosure has been added on page 102 to indicate that these other measures are internally-developed factors. The Company supplementally advises the Staff that the disparity in traffic volume between networks and airline partners, or advertising volume between advertisers, does not lend itself to the metrics suggested. For example, comparing the Delta IFE and lounge networks to those of Frontier Airlines and counting each as one network or one airline partner would not be meaningful. Similarly, comparing Ford’s $4 million of ads to Guthy Renker’s $200 and counting each as one advertiser is not meaningful, and possibly misleading.

Revenue, page 88

37.           You disclose that advertising revenues were derived from a variety of digital and static out-of-home networks, with a majority derived from in-flight entertainment and airport lounges.  Please expand this disclosure to describe the types of advertising arrangements you enter into, significant terms, when revenue is recognized and frequency of billings. Also include in your disclosure the nature and terms of the revenue sharing agreements with airline partners and agreements under which you receive commission fees, referred to on page F-35.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

RESPONSE:

Disclosure has been added on page 104 to describe the advertising sale, contract terms, billing guarantee payment or revenue share to partner airlines. The Company supplementally advises the Staff that the commission fees were a 2011 revenue source that no longer exists currently.

38.           We note you disclose that software services revenue was primarily derived from a software development contract.  Please expand this disclosure noting the terms of this contract, when it will expire and the impact its expiration will have on future periods.

RESPONSE:

In response to the Staff’s comment, language has been added on page 104 to indicate the inception and completion of the DIRECTV DSS contract and explain the transition of the technology to the in-store advertising solution named ChalkboxTV.

Results of Operations

Comparison of the Nine Months Ended September 30, 2012 and the Nine Months Ended September 30, 2011

Revenues, page 89

39.           Please revise your discussion and quantify the factors contributing to the increase in revenue, such as the number of advertising networks as of the end of each period or percentage increase in average advertising rates, in order to provide investors with a better understanding of the growth in the business.  We refer you to Section III.B of SEC Release No. 33-8350.

RESPONSE:

In response to the Staff’s comment, RMG has added explanation of the disparity among its airline partners and ad customers, and has disclosed the number of new airline partners.

40.           We note you disclose that gross margin improved due to an improved mix of advertising revenue from lower margin networks to higher margin networks as a percentage of total advertising sales.  Please expand these disclosures to explain why the “mix” changed and whether there were significant modifications in your agreements.  We refer you to Section III.B of SEC Release No. 33-8350.

RESPONSE:

Disclosure has been added on page 104 to the effect that there were no significant modifications or changes to RMG’s existing agreements, with the exception of one airline partner agreement for which the minimum annual guarantee was suspended in 2012. Disclosure has also been added regarding the nature of RMG’s sales focus to more profitable networks and airline partner systems.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

Management of RMG, page 96

41.            Please revise to disclose information about the compensation paid to directors and executive officers of RMG in fiscal 2012.  Refer to Item 402 of Regulation S-K and Interpretation 217.12 of our Regulations S-K Compliance and Disclosure Interpretations.

RESPONSE:

Disclosure regarding compensation paid to RMG’s executive officers and directors has been added, beginning on page 112.

SCG Executive Officers, Directors, Executive Compensation and Corporate Governance Following the Transaction

Directors and Executive Officers, page 97

42.           For Messrs. McGuire, Trutter and Swimmer, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director.  Refer to Item 401(e) of Regulation S-K.

RESPONSE:

Disclosure has been added on page 136 in response to the Staff’s comment.

Unaudited Condensed Combined Pro Forma Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2011, page 101

43.           Please revise to include the calculations that support the pro forma weighted average number of shares outstanding – basic and diluted, presented assuming no tender of public shares and presented assuming tender of all public shares other than DRW public shares.

RESPONSE:

In response to the Staff’s comment, the calculations to support the pro forma weighted average number of shares outstanding have been added as adjustment (FF) to the unaudited pro forma financial information. As the statement of operations reports activity as if the RMG and Symon mergers occurred on January 1, 2012, all shares to be issued as a part of the RMG merger were treated as outstanding for the entire year.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

Unaudited Pro Forma Condensed Combined Balance Sheet For the Period Ended September 30, 2012, page 103

44.           Please tell us why your disclosure of “Cash equivalents held in trust” is an appropriate characterization of the nature of the investments presented on page F-2.

RESPONSE:

The Company supplementally advises the Staff that it considers “Cash equivalents held in trust” to be an appropriate characterization because the amounts held in trust at the balance sheet date consisted of US Treasury Bills with original maturities of three months or less.

45.           Please tell us why the RMG debt pro forma adjustment (D) is recorded in additional paid- in-capital rather than accumulated deficit.  It would appear to belong in accumulated deficit if a gain on extinguishment.

RESPONSE:

In response to the Staff’s comment, the RMG debt pro forma adjustment (now adjustment (E)) has been removed from additional paid-in-capital and moved to accumulated deficit.

46.           Adjustment (Q) for the loan or funding from Sponsor and/or affiliates should have disclosure in the footnote of the terms and conditions and reflect interest expense in the pro forma income statement as of the beginning of period.  Please revise accordingly.

RESPONSE:

With the addition of the Symon Merger, loan/funding requirements by the Sponsor and/or its affiliates have been eliminated.  As such, adjustment (Q) on the originally filed Schedule TO has been removed from the Unaudited Pro Forma Condensed Combined Statement of Operations.

Index to Consolidated Financial Statements

SCG Financial Acquisition Corp., page F-1

47.           We note you filed an Item 4.02 8-K on March 4, 2013, in which you disclosed the company will restate its consolidated financial statements for the year ended December 31, 2011 and the unaudited interim financial statements for the periods ended June 30, 2011 and 2012, September 30, 2011 and 2012 and March 31, 2012.  Please note we will review those restated financial statements and related financial information to the extent included in an amendment to this Schedule TO.

RESPONSE:

The Company acknowledges the Staff’s comment.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

SCG Financial Acquisition Corp.

Condensed Consolidated Statements of Operations, page F-3

48.           We note you exclude the shares subject to possible redemption in the weighted average number of common shares outstanding for all periods presented here.  We also note that it appears you include such shares in the weighted average number of common shares outstanding for the period from January 5, 2011 (date of inception) to December 31, 2011 on page F-15.  Please explain this inconsistency to us as well as your basis for presentation on each page including the specific accounting guidance applied.

RESPONSE:

The Company advises the Staff that it has corrected this inconsistency in the revised Offer to Purchase, and that it will also do so in an amendment to the Company’s Form 10-K for the year ended December 31, 2011.  The Company has applied the guidance in Topic 480, Distinguishing Liabilities from Equity, paragraph 480-10-S99-3. Similar to the accounting for redeemable securities other than common stock, as discussed in Interpretation 260-10-45-11.B, any change in the carrying amount of redeemable common stock is treated in the same manner as a dividend on nonredeemable common stock, that is, by charging retained earnings or paid-in capital. However, any such change should not affect income applicable to common shareholders. The Staff has stated that if the shareholders have a contractual right to receive an amount other than fair value at redemption, then the shareholders are receiving a preferential distribution. Under paragraph 260-10-45-59A(b), this would be considered another class of common stock and the two-class method of computing diluted EPS should be used.

In accordance with ASC 260-10-45, undistributed earnings (losses) are allocated among common and participating shares to the extent each security may share in such earnings.

As disclosed in the notes to the Company’s financial statements, the public stockholders will have the right to redeem their shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Company’s trust account, including interest but less franchise and income taxes payable, upon the closing of the Company’s initial business combination. Such shares of common stock were recorded at their conversion/tender value and classified as temporary equity in accordance with Financial Accounting Standards Board (“FASB”), ASC Topic 480, “Distinguishing Liabilities from Equity.”

The trust agreement governing the trust account provides that up to $1.25 million of interest earned in the trust account is available to the Company to pay working capital expenses.

Accordingly, the numerator for the earnings per share amounts presented for common stock subject to redemption will be equal to zero until such time as interest is earned in the trust account in excess of $1.25 million, after deducting amounts payable for franchise and income taxes. Until such time, the redemption amount available to public shareholders of $80,000,000, divided by the 8,000,000 public shares issued, will remain approximately $10.00 per share.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

Conversely, the common stock which is not subject to redemption (i.e., the shares issued prior to the Company’s initial public offering) will receive the entire allocation of earnings until such time as the trust redemption amount changes as described above.

Redeemable common stock, page F-8

49.           Please revise to provide disclosures required under ASC 505-10-50-2 for your outstanding common stock.  In this regard tell us and disclose what changes in redemption value have been recorded at each reporting period and how your accounting complies with ASC 480-10-S99-3A paragraphs 15 and 21.

RESPONSE:

In response to the Staff’s comment, the Company has added the following:  “During the year ended December 31, 2012 and the period from January 5, 2011 (date of inception) to December 31, 2011, changes from the initial redemption value were ($1,208,103) and $237,495, respectively, while changes from the initial number of shares subject to redemption were (120,811) and 23,750, respectively.  Changes in redemption value and amounts are primarily due to the net income (loss) of the Company.”

Statement of Changes in Stockholders’ Equity, page F-16

50.           Please tell us why the Statement of Changes in Stockholders’ Equity for the period January 5, 2011 to December 31, 2011 on page F-16 removes the “net proceeds subject to possible redemption” but not the related share amounts, while the stock holders’ equity presentation on page F-4 removes both the “net proceeds subject to possible redemption” dollar amount and related share amounts.

RESPONSE:

In response to the Staff’s comment the Company has made the correction and removed the related share amounts.

Reach Media Group Holdings, Inc.

Condensed Consolidated Balance sheets, page F-24

51.           Various line item amounts and descriptions do not agree or are not consistent between the December 31, 2011 balance sheets in your unaudited interim and audited fiscal year end statements on pages F-24 and F-29.  Please revise.

RESPONSE:

The disclosure has been revised so that amounts are associated with the proper line item descriptions.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

Notes to the Consolidated Financial Statements, page F-34

52.           We note several instances where information, amounts or dates are missing from your disclosures. These include, but are not limited to: the name of the company is not included at the beginning of Note 1 on page F-34; a year is missing in the paragraph under the heading, Capitalized Software Development Costs, on page F-36; an amount and a year are missing from the second paragraph under the Goodwill heading on page F-37; and dates are missing in the second paragraph under Note 8 on page F-48.  Please revise to complete these and any other disclosures that may have missing information.

RESPONSE:

The disclosures have been revised to include the information that was missing from the original filing.

Note 1.  Nature of Business and Management’s Plan Regarding the Financing of Future Operations

Nature of Business, page F-34

53.           You disclose that the company’s platform delivers premium video content and information to high value consumer audiences.  Please tell us your consideration for expanding this disclosure to better describe the nature of your business consistent with your disclosures on page 88.

RESPONSE:

In response to the Staff’s comment, the disclosure on page F-28 has been expanded in a manner consistent with the comparable disclosure regarding the nature of RMG’s business in MD&A.

Note 2  Significant Accounting Policies

Revenue Recognition, page F-35

54.           You disclose that advertising revenue is generated primarily from revenue share agreements and commission fees associated with your video content services.  Please expand this disclosure to briefly describe your advertising arrangements and revenue share agreements including the significant terms.  Also include when revenue is recognized and the frequency in which you bill your customers.

RESPONSE:

In response to the Staff’s comment, the disclosure regarding revenue recognition on page F-29 has been expanded.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

55.           It appears you are recognizing revenue and cost of revenue on a gross basis under the revenue share agreements.  Please tell us why you believe your accounting is appropriate and include reference to specific accounting guidance followed.

RESPONSE:

Please refer to Attachment I hereto for an analysis of the why RMG believes its accounting is appropriate under ASC 605-45. Disclosure regarding this accounting guidance has also been added on page F-29.

56.           We note you disclose on page 88 that software service revenue was primarily derived from a software development contract.  However, your disclosure here appears to suggest there are multiple agreements for the development of software and the sale of software licenses.  Please clarify the disclosures on F-35 and state for the periods presented whether software services revenue was primarily derived from one contract.  Also, in an effort for us to better understand this arrangement, tell us the specific terms, how you are accounting for it and the percentage of revenue it generated for all periods presented.

RESPONSE:

The disclosure in RMG’s MD&A has been revised to indicate that the DIRECTV was the primary source of software service revenue, and to provide additional information regarding the contract with DIRECTV. The footnote on page F-29 has been expanded to indicate that DSS revenue for 2012 and 2011 was from one base contract and ancillary agreements.

Segment Information, page F-38

57.           You state here that RMG China is a foreign operating entity and you note on page 22 that your digital signage solutions business operates out of The People’s Republic of China (“PRC”).  Please tell us how much revenue was generated outside of the United States and specifically from your operations in the PRC for each period presented and revise your disclosures to include such information pursuant to ASC 280-10-50-41.

RESPONSE:

The statement that “. . .business operates out of The People’s Republic of China. . .” was incorrect and has been deleted. The Company supplementally advise the Staff that RMG’s China office primarily provides technology research and development, but does not “operate” the DSS business. Revenue generated in China from Chinese entities is insignificant and relates solely to software license contracts.

Note 6. Acquisitions, page F-43

58.           We note RMG acquired Executive Media Worldwide (EMW) in April 2011.  This acquisition appears to be significant and therefore separate financial statements for EMW would need to be filed for the two most recent fiscal years (audited) and the latest required interim period (unaudited) that precedes the acquisition, pursuant to Rule 8-04 of Regulation S-X.  Please tell us how you are in compliance with such requirement.

GREENBERG TRAURIG, LLP

Daniel F. Duchovny, Special Counsel
March 12, 2013

RESPONSE:

The Company supplementally advises the Staff that it agrees with the Staff that the acquisition of EMN should be deemed significant for purposes of Rule 8-04 of Regulation S-X.  However, the Company and RMG believe that inclusion of the results of EMN for the nine months ended December 31, 2011 and the year ended December 31, 2012 within the audited consolidated financial statements of RMG  for the years ended December 31, 2012 and 2011, plus the pro forma disclosure of the effect (on revenue and net loss) of EMN’s inclusion for the full year 2011, provides adequate disclosure for an investor to understand the historical financial results of RMG. Accordingly, and in furtherance of the guidance contained in the Division of Corporation Finance Financial Reporting Manual  Sections 2030.3 and 2030.4, we respectfully request that the Staff accept the twenty-one months of post-acquisition results included in the consolidated financial statements of RMG for the years ended December 31, 2012 and 2011 in lieu of the requirements of Rule 8-04 of Regulation S-X. The requirement to obtain EMN’s audited financial statements for the year ended December 31, 2010, and the period from January 1, 2011 through acquisition in April 2011, would be impracticable to fulfill since we believe these periods would be unauditable due to the absence of EMN physical records for these periods (post-acquisition by RMG), and any access to financial data for EMN other than general ledger data before April 2011.

*          *          *

Please do not hesitate to contact the undersigned should you have any questions or if you would like to discuss any of the above responses.

Sincerely yours,
/s/ Ameer Ahmad
Ameer Ahmad

GREENBERG TRAURIG, LLP

ATTACHMENT I

Guidance:

ASC 605-45 Principal Agent Considerations (Reporting Revenue Gross as a Principal versus Net as an Agent).

Discussion:

Indicators of Gross Revenue Reporting:

7. The company is the primary obligor in the arrangement—Whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company’s role in the transaction. If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to whether the company or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

Analysis:  RMG/EMN are the primary obligors under the advertising arrangement. RMG/EMN are responsible for obtaining the content from advertiser/agency and delivering that content to the digital or other network for display. RMG is responsible for providing traffic instructions and monitoring delivery/fulfillment. The agreement is between the Agency/Advertiser and RMG/EMN; any shortage in fulfillment would need to be resolved by RMG/EMN.

Based on this assessment, gross revenue appears appropriate.

8. The company has general inventory risk (before customer order is placed or upon customer return)—Unmitigated general inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if a company takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.

Evaluation of this indicator should include arrangements between a company and a supplier that reduce or mitigate the company’s risk level. For example, a company’s risk may be reduced significantly or essentially eliminated if the company has the right to return unsold products to the supplier or receives inventory price protection from the supplier. A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the company is obligated to compensate the individual service provider(s) for work performed regardless of whether the customer accepts that work.

GREENBERG TRAURIG, LLP

Analysis:  RMG/EMN does not physically take control of the inventory (there is not true inventory, but rather digital and stationary display space), but have a significant commitment to pay minimum annual revenue guarantees of advertising revenue share from that space to airline and other partners. In essence this represents a pre-purchase of the available inventory, which in turn is then offered for sale to advertiser/agencies.

Based on this assessment, gross revenue appears appropriate.

9. The company has latitude in establishing price—If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

Analysis:  RMG/EMN have flexibility on the pricing. Although there are internally discussed pricing guidelines there are no stated or rack rate prices established.

Based on this assessment, gross revenue appears appropriate.

10. The company changes the product or performs part of the service—If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of a company’s physical change of the product or performance of the service and is not evaluated based on other company attributes such as marketing skills, market coverage, distribution system, or reputation.

Analysis:  RMG is intrinsic in the delivery of ad insertions.  Each airline creates its own specifications for ad content insertions into its network and RMG has established expectations for the lounge network. Of the ad insertions submitted to RMG, about 10% or less have content issues while about 59% have specification issues. Currently RMG makes every effort to push the ads back to the agency or advertiser making the submission with directions to revise the specifications. In past years RMG performed more transcoding of insertion content to meet specifications.

Based on this assessment, gross revenue appears appropriate.

11. The company has discretion in supplier selection—If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

Analysis:  For IFE, as long as insertion orders are delivered in the format required, RMG has a choice of maybe five different transcoding programs to achieve the proper specs for the airlines. In addition there is a choice of internet service providers, a choice of delivery system for the lounge networks, etc.

Based on this assessment, gross revenue appears appropriate.

GREENBERG TRAURIG, LLP

12. The company is involved in the determination of product or service specifications—If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

Analysis:  On the In-Flight Entertainment (IFE) side, RMG works with their partners to provide the insertion orders to the specifications required by the airline partners. On the lounge network RMG sets the specifications. Based on this assessment, gross revenue appears appropriate.

13. The company has physical loss inventory risk (after customer order or during shipping)—Physical loss inventory risk exists if title to the product is transferred to a company at the shipping point (for example, the supplier’s facilities) and is transferred from that company to the customer upon delivery. Physical loss inventory risk also exists if a company takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that a company should record revenue gross based on the amount billed to the customer.

Analysis:  Purchase of Virgin IFE space has significant inventory risk. RMG must pre-purchase the space. If RMG subsequently is unable to sell the ad space, it is their loss. For other airlines, the minimum annual guarantee (“MAG”) payments represent a fixed cost for use of the airline partner’s IFE or lounge space. To the extent that RMG is unable to sell sufficient advertising from which the revenue share to the airline exceeds the MAG, RMG suffers a loss. In addition, there is the opportunity loss for any digital billboard space not sold, but available for sale (much like unsold rooms at a hotel). On the lounge network there is a delivery risk which would cause physical space inventory loss for which RMG is liable.

Based on this assessment, gross revenue appears appropriate.

14. The company has credit risk—If a company assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected. A requirement that a company return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if a company fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the company incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and a company obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

Analysis:  RMG has credit risk on every advertising contract written. Invoices area created at month end following delivery of the contracted ad insertion.

Based on this assessment, gross revenue appears appropriate.

GREENBERG TRAURIG, LLP